Exhibit 99.6

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statements No. 333-171775 on Form S-8 and to the use of our reports dated March 29, 2012 relating to the consolidated financial statements of Yukon-Nevada Gold Corp. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph referring to the existence of conditions that may cast substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 29, 2012